

SEC 07003136 MISSION
Washington, D.C. 20549

AB * 3/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BLVD, 14TH FLOOR
(No. and Street)

JERSEY CITY (City) NEW JERSEY (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. VALLONE 201-499-8735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)



MAIL PROCESSING
FEB 28 2007

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

[illegible] WALTERS
Notary Public State of New York
No. 01 [illegible]
Qualified in [illegible] County
Commission Expires September 18, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents

MOREY & COMPANY, LLC
Accountants and Advisors

To the Members
Hold Brothers On-Line Investment Services, LLC:

We have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Morey & Company, LLC

Morey & Company, LLC
Bethlehem, PA 18020
February 21, 2007

2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000 • Fax: 610-882-2418
www.moreycpa.com

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2006

ASSETS		
Cash and cash equivalents	$ 884,270	
Cash required to be segregated under federal regulations and other regulations	11,046,480	
Receivable from broker-dealers and clearing organizations	24,833,252	
Receivable from customers	239,693	
Deposits with clearing organizations and others(cash of $620,000 and securities with a market value of $584,104)	1,204,104	
Securities owned:		
Marketable securities, at market value	23,420,599	
Not readily marketable, at estimated fair value	417,162	
Property and equipment, net of accumulated depreciation of $451,918	308,671	
Receivable from affiliates	395,393	
Other assets	895,001	
TOTAL ASSETS		$ 63,644,625
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Bank loan payable	$ 4,000,000	
Payable to broker-dealers and clearing organizations	4,722,019	
Payable to customers	34,043,776	
Payable to non-customers	513,929	
Securities sold, not yet purchased, at market value	4,410,173	
Accounts payable	1,000,627	
Accrued expenses and other liabilities	1,103,495	
Payable to Class B members	3,493,500	
Payable to affiliate	38,562	
TOTAL LIABILITIES		53,326,081
MEMBERS' EQUITY		
Class A voting, member units	6,704,831	
Class B nonvoting, members units	3,613,713	
		10,318,544
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 63,644,625

See notes to financial statements

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE A – ORGANIZATION

Nature of business

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a majority owned subsidiary of Hold Brothers, Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its branch network.

The Company is self clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Cash required to be segregated under Federal and other regulations:

At December 31, 2006, the Company had interest bearing cash deposits of $11,046,480 maintained in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities, including derivative contracts, are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. The fair value of exchange traded derivatives, primarily option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments. Non-marketable securities are valued at fair value as determined by management.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful life of the related asset.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet purchased
Corporate stocks	$23,340,272	$4,179,725
Options	80,327	230,448
Totals	$23,420,599	$4,410,173

Securities not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE D – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$23,622,700	$ -
Securities failed to deliver/receive	588,844	6,423
Payable to broker-dealers	-	4,715,596
Receivable from clearing organizations	615,315	-
Fees and commissions receivable	6,393	-
Totals	$24,833,252	$4,722,019

NOTE E – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivable from customers of $239,693 primarily represent credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables.

Payable to customers of $34,043,776 consists of credit balances. Payable to non-customers of $513,929 consists of credit balances payable to principal officers and related entities of the Company.

NOTE F – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2006 consists of:

Furniture and equipment	$ 642,623
Vehicles	117,966
	760,589
Less accumulated depreciation	451,918
	$ 308,671

NOTE G – SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and a financing facility with a bank totaling $20,000,000. At December 31, 2006, there was $4,000,000 outstanding under this facility. Interest is charged at the average daily federal funds rate plus 20 basis points.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE H – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under a long-term lease. Future obligations relating to the primary terms of the Company's long-term office space lease are:

Year Ending December 31:	
2007	$ 720,266
2008	691,694
2009	648,732
2010	241,853
2011	24,185
	$ 2,326,730

Letters of credit:

The Company has a secured letter of credit ("LOC") issued in favor of the Company's landlord, which was issued by a diversified U.S. financial institution in the amount of $198,240. This LOC matures November 2007. At December 31, 2006, there were no outstanding borrowings under this LOC. As of December 31, 2006, mutual funds of $357,162 were pledged and deposited to secure the LOC.

Litigation:

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $3,968,738, which was $1,322,979 in excess of its required net capital of $2,645,759. The Company ratio of aggregate indebtedness to net capital was 10 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE K – RELATED PARTY TRANSACTIONS

The Company has a software license agreement with Holdsoftware.com, Inc. an affiliated company. Included in payable to affiliate is $38,562 that represents accrued costs associated with this software license.

The Company also receives certain administrative and operational support from affiliated companies. Included in receivable from affiliates are $395,393 related to these agreements.

The Company has an agreement with a related entity, Hold Brothers Execution Services, LLC for the electronic execution of trades on certain exchanges.

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE L – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company borrows securities temporarily from other brokers in connection with securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Exchange-traded options are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2006, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

END